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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.____________)*

ARCHON CORPORATION
(Name of Issuer)

Exchangeable Redeemable Preferred Stock
(Title of Class of Securities)

03957P200
(CUSIP Number)

Lampe, Conway & Co., LLC 680 Fifth Avenue – 12th Floor New York, New York 10019-5429 Tel: (212) 581-8989
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 21, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	03957P200

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LC Capital Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC and/or AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

154,050

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

154,050

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
154,050

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.49%

14.	TYPE OF REPORTING PERSON*

CO

CUSIP No.	03957P200

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LC Capital / Capital Z SPV, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC and/or AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

17,726

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

17,726

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
17,726

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.40%

14.	TYPE OF REPORTING PERSON*

OO

CUSIP No.	03957P200

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Lampe, Conway & Co., LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC and/or AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

171,776

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

171,776

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
171,776

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.89%

14.	TYPE OF REPORTING PERSON*

IA, OO

CUSIP No.	03957P200

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steven G. Lampe

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

171,776

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

171,776

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
171,776

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.89%

14.	TYPE OF REPORTING PERSON*

IN

CUSIP No.	03957P200

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Richard F. Conway

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

171,776

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

171,776

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
171,776

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.89%

14.	TYPE OF REPORTING PERSON*

IN

CUSIP No.	03957P200

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the Exchangeable Redeemable Preferred Stock (“Preferred Stock”) of Archon Corporation, a Nevada corporation (the “Issuer”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The principal executive offices of the Issuer are located at 4336 Losee Road, Suite 5, North Las Vegas, NV 89030.

Item 2.	Identity and Background.

(a)
This Schedule 13D is being filed by Lampe, Conway & Co., LLC (“LC&C”), the investment manager of LC Capital Master Fund, Ltd. (the “Master Fund”) and LC Capital / Capital Z SPV, L.P. (“SPV”), Steven G. Lampe (“Lampe”) a managing member of Lampe, Conway & Co., LLC and Richard F. Conway (“Conway”) Richard F. Conway, a managing member of Lampe, Conway & Co., LLC (LC&C, the Master Fund, the SPV, Lampe and Conway, collectively the “Reporting Persons”).

(b)
The principal business address for each of LC&C, SPV, Lampe and Conway is:

680 Fifth Avenue – 12th Floor
New York, New York 10019-5429

The principal business address for the Master Fund is:

c/o Trident Fund Services (B.V.I.) Limited
P.O. Box 146
Waterfront Drive
Wickhams Cay
Road Town, Tortola
British Virgin Islands

(c)
The principal business of the Master Fund and SPV is investing in securities. The principal business of LC&C is providing investment advice. The principal occupation of Lampe and Conway is investment management. Information with respect to the executive officers and directors of the Master Fund is attached as Annex A to this Schedule 13D.

LC&C acts as investment manager to the Master Fund and SPV pursuant to certain investment management agreements.  Because LC&C shares voting and dispositive power over the shares of Preferred Stock by virtue of the aforementioned investment agreements, LC&C may be deemed to have a beneficial interest in the shares of Preferred Stock. LC&C disclaims beneficial ownership of the shares of Preferred Stock except to the extent of its pecuniary interest, if any, therein.

Lampe and Conway act as the sole managing members of LC&C and, as a result, each of Lampe and Conway may be deemed to control such entity. Accordingly, each of Lampe and Conway may be deemed to have a beneficial interest in the shares of Preferred Stock by virtue of LC&C’s indirect control of the Master Fund and SPV and LC&C’s power to vote and/or dispose of the shares of Preferred Stock. Each of Lampe and Conway disclaims beneficial ownership of the shares of Preferred Stock except to the extent of his respective pecuniary interest, if any, therein.

(d), (e)
None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)
The citizenship of each Reporting Person is as follows:

The Master Fund: Cayman Islands corporation;

SPV: Delaware partnership;

LC&C: Delaware limited liability company;

Lampe: United States citizen; and

Conway: United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds used for the acquisition of the shares of Preferred Stock came from the working capital and/or an affiliate of the Reporting Persons.

No borrowed funds were used to purchase the shares of Preferred Stock, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Master Fund and SPV have had and may continue to have discussions with the Issuer and other investors concerning the Issuer.  Subject in each case to applicable law, the Master Fund and SPV intend to continue to review their investment in the Preferred Stock from time to time.

Depending upon certain factors, including without limitation the financial performance of the Issuer, the availability and price of the Preferred Stock, or other securities related to the Issuer, and other general market and investment conditions, the Master Fund and SPV may at any time and from time to time (as permitted by applicable law) acquire through open market purchases or otherwise additional shares of the Issuer’s Preferred Stock, sell through the open market or otherwise, or otherwise engage or participate in a transaction or series of transactions with the purpose or effect of influencing control of the Issuer.  There can be no assurance, however, that neither the Master Fund, SPV or any other Reporting Persons will take any such action.

On August 21, 2007, the Master Fund and SPV agreed with D.E. Shaw Laminar Portfolios, L.L.C., Magten Asset Management Corp., Mercury Real Estate Securities Fund, LP, Mercury Real Estate Securities Offshore Fund Limited, Black Horse Capital LP, Black Horse Capital (QP) LP, Black Horse Capital Offshore Ltd., and Plainfield Special Situations Master Fund Limited (together, with the Master Fund and SPV, the “Plaintiffs”) (each of which, as of the date hereof, is a holder of shares of Preferred Stock) to retain legal counsel in order to challenge the Issuer’s proposed redemption of all of the outstanding shares of the Preferred Stock as of the close of business on August 31, 2007 at a redemption price of $5.241 per share, such proposed redemption more fully described in the Issuer’s Notice of Redemption and related Letter of Transmittal, dated July 31, 2007 (the “Redemption Notice”), filed as an exhibit to the Issuer’s Current Report on 8-K filed with the Securities and Exchange Commission (the “SEC”) on July 31, 2007 (the “Issuer 8-K”).  Following August 21, 2007, the Plaintiffs engaged legal counsel.

On August 27, 2007, the Plaintiffs filed an action in the United States District Court, District of Nevada (the “Court”) against the Issuer (the “Complaint”) (a) seeking a finding by the Court that the Issuer has breached its obligations under the Issuer’s Certificate of Designation of the Preferred Stock, dated September 30, 1993 (the “Certificate”), attached as an exhibit to the Issuer 8-K, and awarding the Plaintiff’s full compensation of any and all available damages suffered by the Plaintiffs as a result of the Issuer’s breach of the Certificate; (b) seeking a finding by the Court that the Issuer’s issuance of the Redemption Notice with the improper redemption price is anticipatory breach of a material term of the Certificate and awarding the Plaintiff’s full compensation of any and all available damages suffered as a result of the Issuer’s anticipatory breach of the Certificate; (c) seeking a finding by the Court that if the Issuer elects to redeem the Preferred Stock, the dividends be properly calculated and compounded per the terms of the Certificate in an amount no less then $7,235,351 up through and including the date of final judgment; (d) seeking an order from the Court calling for the Issuer to reimburse the Plaintiffs’ attorney’s fees, expenses and costs incurred in enforcing the Plaintiff’s rights and (e) seeking such other and further relief as the Court may deem appropriate.

The foregoing summary of the Complaint does not purport to be complete and is qualified in its entirety by reference to the Complaint, attached hereto as Exhibit 2, respectively, and incorporated by reference in its entirety into this Item 4.

Except as contemplated in this Item 4, neither the Master Fund nor, to the best knowledge of any of the Reporting Persons, any of the persons listed in Item 2, has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a), (b)
As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 154,050 shares of Preferred Stock, representing 3.49% of the Preferred Stock outstanding and deemed to be outstanding based upon the Issuer’s Definitive Proxy Statement filed with the SEC on June 1, 2007.

The Master Fund has the sole power to vote or direct the vote of 0 shares of Preferred Stock; has the shared power to vote or direct the vote of 154,050 shares of Preferred Stock; has sole power to dispose or direct the disposition of 0 shares of Preferred Stock; and has shared power to dispose or direct the disposition of 154,050 shares of Preferred Stock.

The Master Fund specifically disclaims beneficial ownership in the shares of Preferred Stock reported herein except to the extent of its pecuniary interest therein.

As of the date hereof, SPV may be deemed to be the beneficial owner of 17,726 shares of Preferred Stock, representing 0.40% of the Preferred Stock outstanding and deemed to be outstanding based upon the Issuer’s Definitive Proxy Statement filed with the SEC on June 1, 2007.

SPV has the sole power to vote or direct the vote of 0 shares of Preferred Stock; has the shared power to vote or direct the vote of 17,726 shares of Preferred Stock; has sole power to dispose or direct the disposition of 0 shares of Preferred Stock; and has shared power to dispose or direct the disposition of 17,726 shares of Preferred Stock.

SPV specifically disclaims beneficial ownership in the shares of Preferred Stock reported herein except to the extent of its pecuniary interest therein.

As of the date hereof, LC&C may be deemed to be the beneficial owner of 171,776 shares of Preferred Stock, representing 3.89% of the Preferred Stock outstanding and deemed to be outstanding based upon the Issuer’s Definitive Proxy Statement filed with the SEC on June 1, 2007.

LC&C has the sole power to vote or direct the vote of 0 shares of Preferred Stock; has the shared power to vote or direct the vote of 171,776 shares of Preferred Stock; has sole power to dispose or direct the disposition of 0 shares of Preferred Stock; and has shared power to dispose or direct the disposition of 171,776 shares of Preferred Stock.

LC&C specifically disclaims beneficial ownership in the shares of Preferred Stock reported herein except to the extent of its pecuniary interest therein, if any.

As of the date hereof, Lampe may be deemed to be the beneficial owner of 171,776 shares of Preferred Stock, representing 3.89% of the Preferred Stock outstanding and deemed to be outstanding based upon the Issuer’s Definitive Proxy Statement filed with the SEC on June 1, 2007.

Lampe has the sole power to vote or direct the vote of 0 shares of Preferred Stock; has the shared power to vote or direct the vote of 171,776 shares of Preferred Stock; has sole power to dispose or direct the disposition of 0 shares of Preferred Stock; and has shared power to dispose or direct the disposition of 171,776 shares of Preferred Stock.

Lampe specifically disclaims beneficial ownership in the shares of Preferred Stock reported herein except to the extent of his pecuniary interest therein, if any.

As of the date hereof, Conway may be deemed to be the beneficial owner of 171,776 shares of Preferred Stock, representing 3.89% of the Preferred Stock outstanding and deemed to be outstanding based upon the Issuer’s Definitive Proxy Statement filed with the SEC on June 1, 2007.

Conway has the sole power to vote or direct the vote of 0 shares of Preferred Stock; has the shared power to vote or direct the vote of 171,776 shares of Preferred Stock; has sole power to dispose or direct the disposition of 0 shares of Preferred Stock; and has shared power to dispose or direct the disposition of 171,776 shares of Preferred Stock.

Conway specifically disclaims beneficial ownership in the shares of Preferred Stock reported herein except to the extent of his pecuniary interest therein, if any.

As a result of the matters described in Item 4 above, The Master Fund and SPV may be deemed to constitute a "group", within the meaning of Section 13(d)(3) of the Exchange Act, with D.E. Shaw Laminar Portfolios, L.L.C., Magten Asset Management Corp., Mercury Real Estate Securities Fund, LP, Mercury Real Estate Securities Offshore Fund Limited, Black Horse Capital LP, Black Horse Capital Offshore Ltd. and Plainfield Special Situations Master Fund Limited and certain of their affiliates (the “Other Plaintiffs”).  As a result, the Reporting Persons may be deemed to beneficially own any shares of Preferred Stock that are beneficially owned by the Other Plaintiffs as described in reports filed, or that may be filed, by such Other Plaintiffs with the SEC.

The Reporting Persons also disclaim beneficial ownership of any shares of Preferred Stock that may be beneficially owned by the Other Plaintiffs and their respective affiliates. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person or any of its affiliates has an obligation to file this Schedule 13D or is a member of a “group” within the meaning of Section 13(d)(3) of the Exchange Act.

(c)
For information regarding any transactions in the Preferred Stock effected by the Reporting Persons during the past 60 days, please see Annex B and Annex C attached hereto.  All such transactions were open-market transactions.

(d)
No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Shares reported in this Schedule 13D.

(e)	Not applicable.

tem 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    Except for the matters described herein, including Item 4, neither the Reporting Persons nor, to the best knowledge of any Reporting Person, any of the persons listed in Item 2 has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

1.	Joint Filing Agreement, by and among the Reporting Persons, dated August 28, 2007

2.	Complaint filed with the United States District Court, District of Nevada.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2007

LC CAPITAL MASTER FUND, LTD. By: /s/ Richard F. Conway Name: Richard F. Conway Title: Director
LC CAPITAL / CAPITAL Z SPV, L.P. By: LC Capital Advisors LLC, its General Partner By: /s/ Richard F. Conway Name: Richard F. Conway Title: Managing Member
LAMPE, CONWAY & CO., LLC By: /s/ Richard F. Conway Name: Richard F. Conway Title: Managing Member
By: /s/ Steven G. Lampe Name: Steven G. Lampe
By: /s/ Richard F. Conway Name: Richard F. Conway

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Annex A

Executive Officers and Directors of
LC Capital Master Fund, Ltd.

Name and Business Address                                                                                                           Title with each Entity

Richard F. Conway c/o Lampe, Conway & Co., LLC 680 Fifth Avenue – 12th Floor New York, New York 10019-5429	Director
Don Seymour dms Management Limited Cayman Financial Centre 2nd Floor Dr. Roy’s Drive George Town, Grand Cayman Cayman Islands	Director
Peter Young Rothstein Kass & Co. 27 Hospital Road George Town, Grand Cayman Cayman Islands	Director

Annex B

LC Capital Master Fund, Ltd.

Trade Date	No. of Shares Purchased/(Sold)	Price per Share ($)

2007-07-17	4,200.00	6.60
2007-07-24	200.00	6.50
2007-07-25	10,000.00	6.50
2007-07-27	500.00	6.38
2007-07-31	6,500.00	6.24
2007-08-01	7,900.00	5.56
2007-08-01	(500.00)	5.70
2007-08-01	16,400.00	5.70
2007-08-02	13,500.00	5.57
2007-08-03	23,000.00	5.56
2007-08-03	(1,000.00)	5.70
2007-08-06	700.00	5.62
2007-08-06	(1,000.00)	5.70
2007-08-06	4,000.00	5.61
2007-08-08	1,000.00	5.85
2007-08-08	250.00	5.70
2007-08-10	500.00	5.85
2007-08-15	800.00	5.75
2007-08-16	3,000.00	5.80
2007-08-16	2,700.00	5.75
2007-08-17	1,800.00	5.75
2007-08-23	1,000.00	5.75
2007-08-24	3,000.00	5.77

Annex C

LC Capital / Capital Z SPV, L.P.

Trade Date	No. of Shares Purchased	Price per Share ($)

2007-07-31	6,000.00	6.31
2007-08-01	2,000.00	5.56
2007-08-03	2,000.00	5.56
2007-08-07	2,000.00	5.75
2007-08-10	300.00	5.75
2007-08-24	3,100.00	5.76

Exhibit 1

Joint Acquisition Statement
Pursuant to Section 240.13d-1(k)

     The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: August 29, 2007

LC CAPITAL MASTER FUND, LTD. By: /s/ Richard F. Conway Name: Richard F. Conway Title: Director
LC CAPITAL / CAPITAL Z SPV, L.P. By: LC Capital Advisors LLC, its General Partner By: /s/ Richard F. Conway Name: Richard F. Conway Title: Managing Member
LAMPE, CONWAY & CO., LLC By: /s/ Richard F. Conway Name: Richard F. Conway Title: Managing Member

By: /s/ Steven G. Lampe Name: Steven G. Lampe

By: /s/ Richard F. Conway Name: Richard F. Conway

Exhibit 2

Complaint

Jonathan D. Schiller, DC Bar No. 185496
Jonathan Sherman, DC Bar No. 468539
Jack A. Simms, DC Bar. No. 501921
BOIES, SCHILLER & FLEXNER LLP
5301 Wisconsin Avenue, NW
Washington, D.C. 20015
Telephone:  (202) 237-2727
Fax: (202) 237-6131

Richard J. Pocker, NV Bar No. 3568
BOIES, SCHILLER & FLEXNER LLP
300 South Fourth Street
Suite 800
Las Vegas, NV 89101
Telephone: (702) 382-7300
Fax:  (702) 382-2755

Attorneys for Plaintiffs

UNITED STATES DISTRICT COURT
DISTRICT OF NEVADA

D. E. SHAW LAMINAR PORTFOLIOS, L.L.C.; LC CAPITAL MASTER FUND, LTD; LC CAPITAL / CAPITAL Z SPV, LP; MAGTEN ASSET MANAGEMENT CORP; MERCURY REAL ESTATE SECURITIES FUND LP; MERCURY REAL ESTATE SECURITIES OFFSHORE FUND LIMITED; BLACK HORSE CAPITAL LP; BLACK HORSE CAPITAL (QP) LP; BLACK HORSE CAPITAL OFFSHORE LTD; and PLAINFIELD SPECIAL SITUATIONS MASTER FUND LIMITED;

                                   Plaintiffs,

-vs.-

ARCHON CORPORATION,

Defendant.

Case No. ______________ COMPLAINT

Plaintiffs D. E. Shaw Laminar Portfolios, L.L.C., LC Capital Master Fund, Ltd., LC Capital / Capital Z SPV, LP, Magten Asset Management Corp, Mercury Real Estate Securities Fund LP, Mercury Real Estate Securities Offshore Fund Limited, Black Horse Capital LP, Black Horse Capital (QP) LP, Black Horse Capital Offshore Ltd. and Plainfield Special Situations Master Fund Limited (together, the “Plaintiffs”), by and through their attorneys, Boies, Schiller and Flexner LLP, allege the following as and for their complaint against defendant Archon Corporation (“Archon” or “Defendant”):

JURISDICTION AND VENUE

1.  This Court has jurisdiction of this matter under 28 U.S.C. § 1332(a), as complete diversity of citizenship exists among the parties and the amount in controversy exceeds the sum of $75,000, exclusive of interest and costs.

2.  This Court has personal jurisdiction over the Defendant named herein because the Defendant is a corporation organized under the laws of the State of Nevada with its principal place of business in Nevada.

3.  Venue is proper in the District of Nevada pursuant to 28 U.S.C. § 1391 because the Defendant was formed under the laws of Nevada and has its principal place of business in Nevada, and because a substantial portion of the transactions and wrongs complained of herein occurred in Nevada.

STATEMENT OF THE CASE

4.  Defendant Archon has unilaterally altered express terms of an agreement by failing to properly calculate compounding dividends with respect to shares of Archon preferred stock.  Despite the agreement, Archon has calculated non-compounding — i.e., “simple” dividends — a calculation that runs contrary to the language of the agreement and substantially undervalues shares of Archon’s preferred stock.  Plaintiffs are shareholders of Archon’s preferred stock.  Archon’s improper calculation of non-compounding dividends undervalues Plaintiffs’ aggregate preferred shares by more than $7 million.

5.  Archon is controlled by CEO and Chairman Paul Lowden.  Lowden holds nearly 75% of Archon common shares.  As a result of Archon’s breaches of the agreement with respect to the preferred shares, Lowden is positioned to achieve — personally— a net benefit of more than $8.5 million dollars.

6.  The law, however, does not permit Archon to avoid its contractual obligations through its improper calculations; controlling shareholder Lowden should not be — and is not — permitted the attendant personal windfall.  Plaintiffs therefore bring this action against Archon for breach of the agreement governing the preferred shares, anticipatory breach of that same agreement and to obtain a judgment declaring that Archon is obligated under its agreement with plaintiffs to provide for calculation of compounding accrued and unpaid dividends with respect to the preferred shares.

PARTIES

7.  Plaintiff D. E. Shaw Laminar Portfolios, L.L.C. (“Laminar”), is a limited liability company focusing primarily on credit opportunities related to investment strategies and is organized under the laws of the State of Delaware with its principal place of business in New York.  As of the date of this Complaint, Laminar holds 707,550 shares of Exchangeable Preferred Stock, as that term is defined below.

8.  Plaintiff LC Capital Master Fund, Ltd. (“LC Master Fund”) is a Cayman Island exempted company with its principal place of business in the Cayman Islands.

9.  Plaintiff LC Capital / Capital Z SPV, LP is a Delaware Limited Partnership with its principal place of business in New York.  As of the date of this Complaint, LC Master Fund and LC Capital / Capital Z SPV, LP hold, in the aggregate, 171,776 shares of Exchangeable Preferred Stock, as that term is defined below.

10.  Plaintiff Magten Asset Management Corp. (“Magten”), a corporation, is an asset management company organized under the laws of the State of Delaware with its principal place of business in New York.  As of the date of this Complaint, Magten holds 390,720 shares of Exchangeable Preferred Stock, as that term is defined below.

11.  Plaintiff Mercury Real Estate Securities Fund LP (“Mercury Fund”) is a Delaware limited partnership, the general partner of which is Mercury Mayfair LLC, a Delaware limited liability company with its principal place of business in Fairfield County, Connecticut.  The members of Mercury Mayfair LLC reside in Fairfield County, Connecticut.

12.  Plaintiff Mercury Real Estate Securities Offshore Fund Limited (“Mercury Offshore”) is a British Virgin Islands company with its registered office at Tortola, British Virgin Islands.  The investment advisor for Mercury Offshore is Mercury Real Estate Advisors LLC, a Delaware limited liability company the sole members of which are residents of Fairfield County, Connecticut.  As of the date of the Complaint, Mercury Offshore and Mercury Fund (together, “Mercury”) hold, in the aggregate, 419,468 shares of the Exchangeable Preferred Stock, as that term is defined below.

13.  Plaintiffs Black Horse Capital LP and Black Horse Capital (QP) LP are limited partnerships organized in Delaware with their principal places of business in Charlotte, North Carolina.

14.  Plaintiff Black Horse Capital Offshore Ltd. is a corporation organized in the Cayman Islands with its principal place of business in the Cayman Islands.  As of the date of the Complaint, Black Horse Capital LP, Black Horse Capital (QP) LP, and Black Horse Capital Offshore Ltd. (together “Black Horse”) hold, in the aggregate, 153,751 shares of Exchangeable Preferred Stock, as that term is defined below.

15.  Plaintiff Plainfield Special Situations Master Fund Limited (“Plainfield”), a Cayman Islands exempt company with its principal place of business in the Cayman Islands, is a private fund managed by Plainfield Asset Management LLC.  As of the date of this Complaint, Plainfield holds 254,546 shares of Exchangeable Preferred Stock, as that term is defined below.

16.  Defendant Archon Corporation is a corporation organized under the laws of the State of Nevada with its principal place of business in Nevada.

RELEVANT FACTS

Ownership of Exchangeable Preferred Stock

17.  On or about September 30, 1993, Archon (then known as “Sahara Gaming Corporation”) filed its Certificate of Designation (the “Certificate”) of the Exchangeable Redeemable Preferred Stock of Archon with the Secretary of State of the State of Nevada.  A true and correct copy of the Certificate is attached hereto as Exhibit A.

18.  The Certificate authorized Archon to issue the Exchangeable Redeemable Preferred Stock (the “Exchangeable Preferred Stock”).  See Ex. A.

19.  According to Archon’s definitive proxy statement (the “Proxy Statement”) filed on June 1, 2007, with the Securities and Exchange Commission, as of May 11, 2007, there were 4,413,777 shares of Exchangeable Preferred Stock issued and outstanding.  Further, according to the Proxy Statement, as of May 1, 2007, Paul Lowden, Chairman and CEO of Archon owned 18.4% of the Exchangeable Preferred Stock and 74.7% of Archon’s common stock.

20.  Plaintiffs collectively hold 2,097,811 shares of the Exchangeable Preferred Stock, which, based on the number of shares of Exchangeable Preferred Stock issued and outstanding as of May 11, 2007 set forth in the Proxy Statement, amounts to approximately:  (i) 47% of all such shares issued and outstanding; and (ii) 57% of all such shares not owned by Paul Lowden.

The Certificate of Designation Governs the Exchangeable Preferred Stock

21.  Paragraph 2 of the Certificate provides for payment to holders of Exchangeable Preferred Stock of cumulative and compounding cash dividends calculated as follows (the “Dividend Calculation Provision”):  “a rate per annum per share (the “Dividend Rate”) initially set at 8% of (i) $2.14 plus (ii) accrued but unpaid dividends as to which a Dividend Payment Date has occurred.”  Ex. A at ¶ 2(a).  (emphasis added).  Dividends accrue from the date of issuance and are payable semi-annually (each semi-annual dividend period is defined in the Certificate as a “Dividend Period”) in arrears on March 31 and September 30 of each year (or if any such day is not a business day, the first business day immediately following), commencing on March 31, 1994 (each such date, a “Dividend Payment Date”).  See Ex. A at ¶2(a).  The Certificate further provides that accrued but unpaid dividends on the Exchangeable Preferred Stock are “fully cumulative” — i.e., the Exchangeable Preferred Stock “shall be fully cumulative and shall accrue (whether or not declared), on a daily basis . . .”  See Ex. A at ¶2(a).

22.  Paragraph 2 of the Certificate, including without limitation clause (ii) of the Dividend Calculation Provision, makes self-evident that accrued and unpaid dividends, which cumulate, compound at the then applicable Dividend Rate.  The amount of accrued and unpaid dividends payable for any Dividend Period, therefore, includes “simple” dividends at the then applicable Dividend Rate on $2.14 plus compounded dividends at the then applicable Dividend Rate on all accrued and unpaid dividends; any such amount not paid in cash on the applicable Dividend Payment Date represents the cumulative accrued and unpaid amount as of such Dividend Payment Date.

23.  In accordance with the Certificate, rather than pay the preferred dividends in cash or have them accrue, Archon was permitted on any or all of the first six Dividend Payment Dates to pay dividends on the Exchangeable Preferred Stock in the form of additional shares of Exchangeable Preferred Stock at the rate per annum of 0.08 additional shares of Exchangeable Preferred Stock for each share of Exchangeable Preferred Stock.  On the first six Dividend Payment Dates, Archon elected to make such “payment in kind” dividend payments in lieu of cash dividends or accruing dividends.

24.  Archon has never paid a cash dividend with respect to the Exchangeable Preferred Stock.  Subsequent to the sixth Dividend Payment Date and through the date of this Complaint, Archon has chosen to accrue cumulative dividends at the then applicable Dividend Rate rather than pay the dividends in cash.   Ex. A at ¶ 2(a).

25.  The Dividend Rate was initially set as 8% per annum and increased, per the Certificate, to the maximum of 16% per annum for the March 2004 Dividend Payment Date.

The Redemption Price

26.  Pursuant to the Certificate, the shares of the Exchangeable Preferred Stock may be redeemed at any time or from time to time, in whole or in part, at the election of Archon, upon notice and by resolution of Archon’s Board of Directors (the “Board”).  See Ex. A at ¶ 3(a).  In the event of an optional redemption, holders of Exchangeable Preferred Stock “shall be entitled to receive . . . an amount per share equal” to a measurement identified in the Certificate as the “Liquidation Preference”.  Ex. A at ¶ 3(a).  The “Liquidation Preference”, in turn, is defined in the Certificate to be equal to “the sum of (i) $2.14, plus (ii) an amount equal to all accrued and unpaid dividends for the then current Dividend Period, through the date of liquidation, dissolution or winding up, plus all prior Dividend Periods, whether or not declared[.]”  Ex. A at ¶ 7.

27.  The Liquidation Preference per the Certificate is therefore calculated by multiplying the then applicable Dividend Rate for each Dividend Period by the sum of (a) $2.14 and (b) the aggregate amount of the accrued and unpaid dividends calculated on a compound basis for such Dividend Period.

Calculation of Fully Compounded Redemption Price

28.  Because Archon has never paid any cash dividends with respect to the Exchangeable Preferred Stock, all dividends subsequent to the sixth Dividend Payment Date have accrued and compounded at the then applicable Dividend Rate in accordance with the Certificate.

29.  As of the date of this Complaint, when accrued and unpaid dividends with respect to each share of Exchangeable Preferred Stock are compounded and calculated in accordance with the terms of the Certificate, the Liquidation Preference equals $8.69 per share (the “Fully Compounded Redemption Price”).

The Proposed Redemption Price is in Violation of the Certificate

30.  On July 31, 2007, Archon issued a Notice of Redemption and related Letter of Transmittal to the holders of outstanding shares of Exchangeable Preferred Stock announcing its intent to “redeem all of the outstanding shares of the [Exchangeable] Preferred Stock issued and outstanding as of the close of business on August 31, 2007” (the “Notice”).  The Notice states that issued and outstanding shares of the Exchangeable Preferred Stock will be redeemed at “the redemption price of $5.241 per share” (the “Proposed Redemption Price”).

31.  The Notice also states that, upon redemption, the Exchangeable Preferred Stock will “be delisted from further trading.”

32.  Archon’s calculation of the Proposed Redemption Price applies the per annum rate to the amount $2.l4 but does not apply it to the “amount equal to all accrued and unpaid dividends.”

33.  As set forth above, the Certificate expressly provides that the Liquidation Preference is calculated by applying the per annum rate to the “sum of (i) $2.14, plus (ii) an amount equal to all accrued and unpaid dividends for the then current Dividend Period, through the date of liquidation, dissolution or winding up, plus all prior Dividend Periods, whether or not declared[.]”  Ex. A at ¶ 7.  (emphasis added).

34.  Archon’s calculation of accrued and unpaid dividends as of the record date of the proposed optional redemption ignores clause (ii) of the Dividend Calculation Provision and is therefore calculated in a manner contrary with the express terms of the Certificate.

Effective Difference between the Fully Compounded Redemption Price and Proposed Redemption Price

35.  The difference between the Fully Compounded Redemption Price and Archon’s Proposed Redemption Price is $3.45 per share of Exchangeable Preferred Stock.

36.  Per the terms of the Certificate, and applying the Fully Compounded Redemption Price, Plaintiffs’ aggregate ownership of the Exchangeable Preferred Stock is valued as $18,229,978.

37.  Archon’s improper Proposed Redemption Price is calculated in a manner contrary to the Certificate and incorrectly values Plaintiffs’ aggregate ownership of the Exchangeable Preferred Stock as $10,994,627.

38.  The difference between the proper valuation of Plaintiffs’ aggregate ownership of Exchangeable Preferred Stock and Archon’s improper valuation of Plaintffs’ aggregate ownership of Exchangeable Preferred Stock is $7,235,351.

39.  By effectuating the proposed optional redemption, Paul Lowden (the Chairman and CEO of Archon), as a holder of approximately 75% of the shares of Archon’s common stock and approximately 18% of the shares of Exchangeable Preferred Stock, stands to receive a net benefit of approximately $8.7 million.

40.  Archon has previously attempted to undervalue the Exchangeable Preferred Shareholders’ interests by disclosing redemption prices for the Exchangeable Preferred Stock in its public filings without properly compounding accrued and unpaid dividends pursuant to the Certificate.

41.  Prior to filing this complaint, representatives of certain Plaintiffs, including, Magten and Mercury, notified Archon that its previously stated redemption prices failed to compound accrued and unpaid dividends.  Archon has, however, refused to acknowledge the proper dividend calculation under the Certificate.

BREACH OF CONTRACT

(COUNT I)

42.  Plaintiffs reallege and incorporate by reference paragraphs 1-41 as set forth above.

43.  The Certificate is a valid agreement.

44.  The Certificate governs the Exchangeable Preferred Stock.

45.  The calculation of dividends of the Exchangeable Preferred Stock is governed by Paragraph 2(a) of the Certificate.

46.  Plaintiffs have fully performed under the terms of the Certificate.

47.  Plaintiffs purchased the Exchangeable Preferred Stock for valuable consideration.

48.  In exchange for the consideration, Archon agreed to be bound by all terms of the Certificate, including the calculation of dividends contained in the Certificate.

49.  Archon’s calculation of the redemption price does not take into account the compounding of unpaid and accrued dividends as required by the terms of the Certificate.

50.  Although not required to do so, Plaintiffs have notified Archon of its breach of the Certificate.

51.  Archon has been non-responsive to inquiries from certain of the Plaintiffs and has failed to acknowledge the validity of the dispute regarding the calculation of the Liquidation Preference.

52.  Archon’s calculation of the Proposed Redemption Price without compounding dividends amounts to an unauthorized and unilateral amendment to the Certificate that materially and adversely affects the rights of the Plaintiffs as holders of the Exchangeable Preferred Stock and was done without the required approval of two-thirds of the Exchangeable Preferred Stock holders as set forth in the Certificate.

53.  Archon is in breach of the Certificate and is liable to Plaintiffs for any and all damages arising from the failure to compound dividends, its unauthorized unilateral amendment to the Certificate and for Plaintiffs’ attorneys’ fees, expenses and costs incurred in enforcing Plaintiffs’ rights under the Certificate.

CLAIM FOR ANTICIPATORY BREACH OF CONTRACT

(COUNT II)

54.  Plaintiffs reallege and incorporate by reference paragraphs 1-53 as set forth above.

55.  As set forth above, Archon’s Notice announced its intent to redeem all of the outstanding shares of the Exchangeable Preferred Stock issued and outstanding as of the close of business on August 31, 2007 at the proposed redemption price of $5.241 per share.

56.  As set forth above, Archon’s calculation of the proposed redemption price contained in the Notice does not take into account the compounding of unpaid and accrued dividends as required by the terms of the Certificate.

57.  Archon’s Notice announcing the proposed redemption price of $5.241 per share of Exchangeable Preferred Stock is a clear, positive and unequivocal repudiation of its duties under the terms of the Certificate.

58.  Archon’s issuance of the Notice with the proposed redemption price is an anticipatory repudiation and material breach of the Certificate and Archon is liable to Plaintiffs for any and all damages arising from the failure to discharge its duties under the Certificate and for Plaintiffs’ attorneys’ fees, expenses and costs incurred in enforcing Plaintiffs’ rights under the Certificate.

CLAIM FOR DECLARATORY RELIEF
PURSUANT TO 28 U.S.C. § 2201

(COUNT III)

59.  Plaintiffs reallege and incorporate by reference paragraphs 1-58 as set forth above.

60.  An actual controversy has arisen and now exists between Plaintiffs and Archon concerning the calculation of dividends and Liquidation Preference of the Exchangeable Preferred Stock, which is governed by Paragraph 2(a) of the Certificate.

61.  The parties are unable to agree upon the proper methodology for calculating accrued and unpaid cash dividends and the Liquidation Preference under that Paragraph 2 of the Certificate.

62.  Plaintiffs claim that dividends on the Exchangeable Preferred Stock accumulate at a compounded rate, while Archon has determined to calculate the accrued dividends without compounding.

63.  Plaintiffs are holders of Exchangeable Preferred Stock whose interests are damaged by Archon’s calculation, which undervalues Plaintiffs’ Exchangeable Preferred Stock.

64.  The difference of $7,235,351 between the proper valuation of Plaintiffs’ aggregate ownership of Exchangeable Preferred Stock and Archon’s improper valuation of Plaintiffs’ aggregate ownership of Exchangeable Preferred Stock, is substantial.

65.  The Certificate contains no mechanism for dispute resolution or form of relief for breach thereof.

66.  Per the Notice, the proposed optional redemption will take place on August 31, 2007.

67.  A judicial declaration is therefore necessary and appropriate.

68.  Accordingly, Plaintiffs seek a declaratory judgment from this Court: (a) establishing that the proper calculation of dividends under the Certificate involves a compounded rate; and (b) providing for Plaintiffs’ attorneys’ fees, expenses and costs incurred in obtaining this declaration.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs respectfully request this Court enter an Order:  (a) finding Archon has breached its obligations under the Certificate and awarding Plaintiffs full compensation of any and all available damages suffered by Plaintiffs as a result of Archon’s breach of the Certificate; (b) finding that Archon’s issuance of the Notice with the improper redemption price is anticipatory breach of a material term of the Certificate and awarding Plaintiffs full compensation of any and all available damages suffered as a result of Archon’s anticipatory breach of the Certificate; (c) declaring that if Archon elects to redeem the Exchangeable Preferred Stock, the dividends be properly calculated and compounded per the terms of the Certificate in an amount no less than $7,235,351 up through and including the date of final judgment; (d) an order calling for Archon to reimburse Plaintiffs’ attorneys’ fees, expenses and costs incurred in enforcing Plaintiffs rights; and (e) such other and further relief as the Court may deem appropriate.

DEMAND FOR JURY TRIAL
Pursuant to Rule 38(b) of the Federal Rules of Civil Procedure, Plaintiffs hereby demand a trial by jury of all triable issues as of right by jury in the above action.
DATED this 27th day of August, 2007.

By:__________________________________
Richard J. Pocker, NV Bar No. 3568
BOIES, SCHILLER & FLEXNER LLP
300 South Fourth Street
Suite 800
Las Vegas, NV 89101
Telephone: (702) 382-7300
Fax:  (702) 382-2755

Jonathan D. Schiller, DC Bar No. 185496
Jonathan Sherman, DC Bar No. 468539
Jack A. Simms, DC Bar. No. 501921
BOIES, SCHILLER & FLEXNER LLP
5301 Wisconsin Avenue, NW
Washington, D.C. 20015
Telephone:  (202) 237-2727
Fax: (202) 237-6131

Attorneys for Plaintiffs

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